Exhibit 99.1

Blue Hat Regains Compliance with Nasdaq Minimum Bid Price Requirement

Xiamen, China – June 15, 2022: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and internet data center (“IDC”) business provider, producer and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China, today announced that on June 13, 2022 it received a letter (the “Letter”) from the Listing Qualifications Department of Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and the matter is closed.

On June 18, 2021, the Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given its first 180-day extension, or until December 15, 2021 to regain compliance. On December 16, 2021, the Company received a second 180-day extension from Nasdaq or until June 13, 2022 to regain compliance. Effective May 27, 2022, the Company effected a 1-for-10 reverse stock split.

The Letter noted that as of June 10, 2022, Blue Hat evidenced a closing bid price of its ordinary shares at or greater than $1.00 per share minimum requirement for the past 10 consecutive business days. Accordingly, Blue Hat has regained compliance with Nasdaq Marketplace Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a leading communication services and IDC business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward Looking Statement

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Blue Hat Interactive Entertainment Technology